UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____

FORM 8-K/A

Amendment No. 1 to

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
May 6, 2005

THERMO ELECTRON CORPORATION
(Exact Name of Registrant as Specified in its Charter)

_____

Commission File Number 1-8002

Delaware	04-2209186
(State or other Jurisdiction of incorporation)	(IRS Employer Identification Number)

81 Wyman Street, P.O. Box 9046	
Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 622-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[　] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[　] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[　] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[　] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

THERMO ELECTRON CORPORATION

Explanatory Note

As previously reported in a Current Report on Form 8-K filed on May 12, 2005 (the "Initial Filing"), on May 9, 2005, Thermo Electron Corporation (the "company") acquired the stock of certain businesses and assets that collectively comprise the Kendro Laboratory Products division ("Kendro") of SPX Corporation ("SPX"). This Amendment No. 1 amends the Initial Filing to include the historical financial statements of Kendro and the pro forma financial information required by Item 9.01 of Form 8-K.

Item 9.01   Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired.

The following financial statements of Kendro are being filed with this report as Exhibit 99.4 and are incorporated herein by reference:

1)   Report of Independent Registered Public Accounting Firm;

2)   Combined Statement of Income for the three months ended March 31, 2005 and 2004 (unaudited) and for the year ended December 31, 2004;

3)   Combined Balance Sheet as of March 31, 2005 (unaudited) and December 31, 2004;

4)   Combined Statement of Cash Flows for the three months ended March 31, 2005 and 2004 (unaudited) and for the year ended December 31, 2004;

5)   Combined Statement of Comprehensive Income and Parent's Investment for the three months ended March 31, 2005 (unaudited) and for the year ended December 31, 2004; and

6)   Notes to Combined Financial Statements.

(b)   Pro Forma Financial Information.

The following pro forma financial information is being filed with this report as Exhibit 99.5 and are incorporated herein by reference:

1)   Unaudited pro forma condensed combined balance sheet as of April 2, 2005;

2)   Unaudited pro forma condensed combined statements of income for the three months ended April 2, 2005 and the year ended December 31, 2004; and

3)   Notes to unaudited pro forma condensed combined financial statements.

THERMO ELECTRON CORPORATION

(c)   Exhibits.

23.1   Consent of Deloitte & Touche LLP.

99.1   Credit Agreement among the company, the several banks and other financial institutions or entities from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Barclays Bank PLC, as Syndication Agent, and ABN AMRO Bank, N.V., as Documentation Agent, dated May 9, 2005.*

99.2   Amendment to Purchase Agreement among the company, the indirect, wholly owned subsidiaries of the company named therein, SPX, and the direct and indirect, wholly owned subsidiaries of SPX named therein, dated May 6, 2005.*

99.3   Press Release dated May 9, 2005, announcing the closing of the Kendro acquisition.*

99.4   Financial statements listed in Item 9.01(a).

99.5   Pro Forma financial information listed in Item 9.01(b).

*Previously filed as an exhibit to the company's Current Report on Form 8-K filed May 12, 2005.

THERMO ELECTRON CORPORATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THERMO ELECTRON CORPORATION

Date: July 22, 2005   /s/ Peter E. Hornstra
                                                        Peter E. Hornstra
                                                        Corporate Controller and Chief Accounting Officer

THERMO ELECTRON CORPORATION

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP.
99.1	Credit Agreement among the company, the several banks and other financial institutions or entities from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Barclays Bank PLC, as Syndication Agent, and ABN AMRO Bank, N.V., as Documentation Agent, dated May 9, 2005.*
99.2	Amendment to Purchase Agreement among the company, the indirect, wholly owned subsidiaries of the company named therein, SPX, and the direct and indirect, wholly owned subsidiaries of SPX named therein, dated May 6, 2005.*
99.3	Press Release dated May 9, 2005, announcing the closing of the Kendro acquisition.*
99.4	Financial statements listed in Item 9.01(a).
99.5	Pro Forma financial information listed in Item 9.01(b).

*Previously filed as an exhibit to the company's Current Report on Form 8-K filed May 12, 2005.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-00182, 33-8993, 33-8973, 33-16460, 33-16466, 33-25052, 33-37865, 33-37867, 33-36223, 33-52826, 33-52804, 33-52806, 33-52800, 33-37868, 33-51187, 33-51189, 33-54347, 33-54453, 33-65237, 33-61561, 33-58487, 333-19535, 333-14265, 333-90761, 333-90823, 333-94627, 333-48432, 333-46408, 333-43702, 333-43698, 333-40578, 333-40576, 333-33070, 333-33062, 333-33068, 333-33064, 333-33058, 333-33066, 333-33060, 333-33074, 333-33072, 333-62004, 333-76670, and 333-83470) of Thermo Electron Corporation of our report dated July 22, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the preparation of the Kendro Laboratory Products combined financial statements covered by our report as described in Note 1, and disclaiming an opinion on the combined balance sheet as of March 31, 2005 and the combined statements of income, comprehensive income and parent's investment, and cash flows for the three months ended March 31, 2004 and 2005 of Kendro Laboratory Products) relating to the combined financial statements of Kendro Laboratory Products which appear in this Form 8-K/A.

Deloitte & Touche LLP

Charlotte, North Carolina
July 22, 2005

Exhibit 99.4

KENDRO LABORATORY PRODUCTS

INDEX OF COMBINED FINANCIAL STATEMENTS

KENDRO LABORATORY PRODUCTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Thermo Electron Corporation.

We have audited the accompanying combined balance sheet of Kendro Laboratory Products (the "Company") as of December 31, 2004, and the related combined statements of income, comprehensive income and parent's investment, and cash flows for the year ended December 31, 2004. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Kendro Laboratory Products as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined balance sheet of Kendro Laboratory Products as of March 31, 2005, and the related combined statements of income, comprehensive income and parent's investment, and cash flows for the three months ended March 31, 2004 and 2005 were not audited by us and, accordingly, we do not express an opinion on them.

As discussed in Note 1, the accompanying combined financial statements have been prepared from the separate records maintained by the entities that comprise the Company and include allocations of expenses from SPX Corporation, the parent company. Therefore, the financial position and operating results reflected in these combined financial statements may not necessarily be indicative of the conditions that would have existed if the Company had been operated as a single, unaffiliated entity. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
July 22, 2005

KENDRO LABORATORY PRODUCTS

COMBINED STATEMENT OF INCOME

(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004
	(Unaudited)	(Unaudited)	
Revenues	$ 93,860	$ 83,633	$ 370,594
Costs and Operating Expenses:			
Cost of revenues	55,422	50,031	227,694
Selling, general, and administrative expenses	19,196	17,894	76,582
Research and development expenses	3,032	2,644	11,005
Special charges and other costs (income)	(23)	939	11,566
	77,627	71,508	326,847
Operating Income	16,233	12,125	43,747
Interest Income	2,130	1,688	7,048
Interest Expense	(133)	(87)	(787)
Other Income (Expense), Net	3	(287)	(241)
Income Before Provision for Income Taxes	18,233	13,439	49,767
Provision for Income Taxes	(4,447)	(4,212)	(15,597)
Net Income	$ 13,786	$ 9,227	$ 34,170

The accompanying notes are an integral part of these combined financial statements.

KENDRO LABORATORY PRODUCTS

COMBINED BALANCE SHEET
(In thousands)

	March 31, 2005 (Unaudited)	December 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,364	$ 2,494
Accounts receivable, net	63,390	73,511
Receivables from affiliates	1,700	61
Inventories, net	58,644	53,346
Other current assets	10,510	9,183
	139,608	138,595
Property, Plant, and Equipment:		
Land	4,655	4,782
Buildings and leasehold improvements	41,469	43,879
Machinery and equipment	62,799	61,557
	108,923	110,218
Accumulated depreciation	(45,825)	(43,950)
	63,098	66,268
Intangible Assets, net	70,116	72,195
Note Receivable From Parent	120,000	120,000
Other Assets	2,561	1,858
Goodwill	310,570	320,144
	$ 705,953	$ 719,060
Liabilities and Parent's Investment		
Current Liabilities:		
Short-term revolving debt	$ 331	$ 2,675
Accounts payable	25,655	28,973
Payables to affiliates	–	697
Deferred revenue	5,750	7,203
Accrued expenses	28,316	28,126
	60,052	67,674
Note Payable to Parent	6,522	6,520
Deferred Income Taxes	14,082	14,931
Other Liabilities	24,163	24,912
Commitments and Contingencies		
Parent's Investment:		
Parent's net investment	519,386	508,119
Accumulated other comprehensive income	81,748	96,904
	601,134	605,023
	$ 705,953	$ 719,060

The accompanying notes are an integral part of these combined financial statements.

KENDRO LABORATORY PRODUCTS

COMBINED STATEMENT OF CASH FLOWS

(In thousands)

| | Three Months Ended March 31, | | Year Ended December 31, |
	2005	2004	2004
	(Unaudited)	(Unaudited)	
Operating Activities			
Net income	$ 13,786	$ 9,227	$ 34,170
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,438	2,440	9,563
Special charges and other costs (income)	(23)	939	11,566
Deferred income taxes	(634)	(12)	(404)
Earnings in joint venture, net of distribution	(139)	(60)	(160)
Changes in current accounts, excluding the effects of acquisitions and divestiture:			
Accounts receivable and other	6,377	3,159	(18,662)
Inventories	(5,299)	(4,511)	1,756
Accounts payable	(4,015)	(3,489)	(991)
Accrued expenses and other liabilities	(4,306)	2,308	(16,719)
Net cash provided by operating activities	8,185	10,001	20,119
Investing Activities			
Acquisitions, net of cash acquired	–	(9,460)	(22,415)
Purchases of property, plant, and equipment	(452)	(1,783)	(5,762)
Proceeds from sale of product line	–	–	3,200
Net cash used in investing activities	(452)	(11,243)	(24,977)
Financing Activities			
Transfers from (to) parent	(2,519)	804	6,032
Repayment of debt assumed in acquisition	–	–	(1,409)
Net payments under debt agreements	(2,344)	621	621
Net cash (used in) provided by financing activities	(4,863)	1,425	5,244
Increase in Cash and Cash Equivalents	2,870	183	386
Cash and Cash Equivalents at Beginning of Year	2,494	2,108	2,108
Cash and Cash Equivalents at End of Period	$ 5,364	$ 2,291	$ 2,494
Supplemental Cash Flow Information			
Cash Paid for Income Taxes			$ 3,259
Cash Paid for Interest			$ 787

The accompanying notes are an integral part of these combined financial statements.

KENDRO LABORATORY PRODUCTS

COMBINED STATEMENT OF COMPREHENSIVE INCOME
AND PARENT'S INVESTMENT
(In thousands)

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(Unaudited)	
Comprehensive Income (Loss)		
Net Income	$ 13,786	$ 34,170
Other Comprehensive Items:		
Currency translation adjustment	(15,156)	25,421
	(15,156)	25,421
Comprehensive (loss) income	$ (1,370)	$ 59,591
Parent's Investment		
Parent's Net Investment:		
Balance at beginning of year	$ 508,119	$ 467,917
Net income	13,786	34,170
Transfer (to) from parent, net	(2,519)	6,032
Balance at end of period	519,386	508,119
Accumulated Other Comprehensive Items:		
Balance at beginning of year	96,904	71,483
Currency translation adjustment	(15,156)	25,421
Balance at end of period	81,748	96,904
	$ 601,134	$ 605,023

The accompanying notes are an integral part of these combined financial statements.

KENDRO LABORATORY PRODUCTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1.   Basis of Presentation, Nature of Operations, and Summary of Significant Accounting Policies

Basis of Presentation and Subsequent Event

The accompanying combined financial statements include the accounts of the Kendro Laboratory Products business (the "company" or "we"), which was sold to Thermo Electron Corporation on May 9, 2005 for $833.5 million, subject to a post-closing adjustment, pursuant to the purchase agreement by and among SPX Corporation (the "parent"); Kendro GP II, LLC, SPX Europe GmbH, General Signal Ireland B.V. and GSLE Development Corporation; and Thermo Electron Corporation and Thermo Electron (Oberhausen) GmbH (collectively, "Thermo Electron") dated January 19, 2005.

The combined financial statements have been prepared using the company's historical basis in the assets and liabilities and the results of operations of the company included in the historical financial statements of the parent. Specifically, the accompanying combined financial statements include Kendro Laboratory Products, L.P.; Kendro Laboratory Products GmbH; GSLE Development Corporation; Kendro Laboratory Products plc; Kendro Laboratory Products AG; Cryonix, Inc.; Medical Equipment Maintenance Company; Kendro Laboratory Products (GP), Inc.; Key Scientific Inc.; Nippon Kendro KK; and Kendro GP II, LLC.

Specifically identifiable administrative services and expenses incurred by the company in the normal course of business, such as external legal fees, audit fees, risk insurance premiums, certain employee benefit costs and other items were originally recorded by the parent. The costs associated with these services and expenses were allocated to the combined financial statements of the company from the parent. Management believes the assumptions used to allocate such items are reasonable. However, the combined financial information included herein may not necessarily reflect the combined financial position, operating results, changes in invested capital and cash flows of the company in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. Because a direct ownership relationship did not exist among all the various units comprising the company, the parent's net investment in the entities that comprise the company is shown in lieu of stockholder's equity in the combined financial statements. Changes in the parent's net investment represent the net earnings of the company and net cash transfers to the parent and other transfers from the parent.

The accompanying combined financial statements for the three-month periods ended March 31, 2005 and 2004 are unaudited. The unaudited interim combined financial statements have been prepared on the same basis as the accompanying annual combined financial statements. In the opinion of management, such interim combined financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of financial position at March 31, 2005 and the results of operations and cash flows for the three-month periods ended March 31, 2005 and 2004. Unaudited results of operations for the interim periods ended March 31, 2005 and 2004 are not necessarily indicative of the results of operations to be expected for any other interim period or the full year. In addition, for the reasons stated above, the unaudited interim combined financial statements may not reflect the financial position and operating results that would have been reported had the company been a separate, stand-alone entity during the interim periods.

Nature of Operations

We design, manufacture, market, and service a wide range of laboratory equipment for sample preparation, processing, and storage, used primarily in life sciences and drug discovery laboratories as well as clinical laboratories.

Note 1.   Basis of Presentation, Nature of Operations, and Summary of Significant Accounting Policies (continued)

Principles of Combination

The accompanying combined financial statements include the accounts of and the entities listed above adjusted to include certain allocations from the parent as described above. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial statements of our foreign combined entities are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the current rate at the end of each period and income statement accounts are translated at the average rate. Gains and losses on foreign currency translations are reflected as a separate component of parent's investment and other comprehensive income. Transaction losses are included in the statement of income and totaled $4.2 million in 2004.

Cash Equivalents

We consider highly liquid money market investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition and Accounts Receivable

We recognize revenues from product sales upon shipment to the customer (f.o.b. shipping point) except for revenues from service contracts and long-term maintenance arrangements, which are deferred and recognized on a straight-line basis over the agreement period. Certain sales to distributors made with return rights are recognized upon shipment to the customer. Expected returns under these arrangements are estimated and accrued for at the time of sale. The accrual considers restocking charges for returns and in some cases the customer must issue a replacement order before the return is authorized. Actual return experience may vary from our estimates. Amounts billed for shipping and handling are included in revenue and costs incurred for shipping and handling are recorded in cost of products sold and not netted against amounts billed.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts.

Accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay amounts due. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in existing accounts receivable. We estimate the allowance based on historical write-off experience and a review of individual past due balances. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to customers.

Research and Development Costs

Internal research and development costs are expensed when incurred.

Note 1.   Basis of Presentation, Nature of Operations, and Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment

Property, plant, and equipment ("PP&E") is stated at cost, less accumulated depreciation and amortization. We use the straight-line method for computing depreciation expense over the useful lives of PP&E, which do not exceed 40 years for buildings and range from 3 to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

Income Taxes

Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes," which includes an estimate of the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Certain of the entities included in the combined financial statements are partnerships which are owned by entities not included in the combined financial statements. Accordingly, no tax expense has been reflected for those partnership entities in the combined financial statements.

Stock-Based Employee Compensation

The parent has a stock-based compensation plan, including stock option, restricted stock and restricted stock unit awards. Expenses associated with the parent's plan have been allocated to the combined financial statements to the extent our employees participate in the plan. We account for our stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, except for awards of restricted stock and restricted stock units, we do not recognize any compensation expense. We have adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123."

In December 2003, the Compensation Committee of the parent's Board of Directors announced its intent to issue restricted stock and restricted stock units in lieu of stock options for stock-based employee compensation to eligible employees commencing with grants in the first quarter of 2004. Accordingly, under APB No. 25 these awards to employees are required to be expensed over the vesting period. Non-cash pre-tax compensation expense associated with restricted stock awards was $0.4 million in 2004. There were no stock option grants made in 2004.

As a result of the sale of the company on May 9, 2005, all restricted stock awards issued to our employees vested immediately. All options issued to our employees in 2001, 2002, and 2003 vested immediately upon sale and the optionees have two years from the date of sale to exercise those options. Optionees have 90 days from the date of sale to exercise vested options issued prior to 2001.

Note 1.   Basis of Presentation, Nature of Operations, and Summary of Significant Accounting Policies (continued)

We have applied the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, no compensation cost is reflected in net income for stock option awards as all options granted had an exercise price equal to or in excess of the market value of the underlying parent common stock on the date of grant. In accordance with SFAS No. 148, the following table illustrates the pro forma effect on net income, had the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," been applied to stock-based employee compensation (in thousands):

| | Three Months Ended March 31, | | Year Ended December 31, |
	2005	2004	2004
	(Unaudited)	(Unaudited)	
Net Income:			
As reported	$ 13,786	$ 9,227	$ 34,170
Add: Stock-based employee compensation expense included in reported net income, net of tax	69	59	256
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(155)	(248)	(1,009)
Pro forma	$ 13,700	$ 9,038	$ 33,417

Note 2.   Use of Estimates

The preparation of our combined financial statements in conformity with generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations, and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from the estimates and assumptions used in the financial statements and related notes.

Listed below are certain significant estimates and assumptions used in the preparation of our financial statements. Certain other estimates and assumptions are further explained in the related notes.

Allowance for Doubtful Accounts

We estimate losses for uncollectible accounts based on our historical experience and the evaluation of the likelihood of success in collecting specific customer receivables. Summarized below is the activity for the allowance for doubtful accounts (in thousands):

Note 2.   Use of Estimates (continued)

	Year Ended December 31, 2004
Balance at beginning of year	$ 1,548
Acquisitions	86
Provisions	792
Write-offs, net of recoveries	(777)
Currency translation	85
Balance at end of year	$ 1,734

Inventory

We estimate losses for excess and/or obsolete inventory and the net realizable value of inventory based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Impairment of Long-Lived Assets and Intangibles Subject to Amortization

We continually review whether events and circumstances subsequent to the acquisition of any long-lived assets or intangible assets subject to amortization, have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the remaining balance of those assets may not be recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine if a write-down is appropriate. If we identify impairment, we will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

In determining the estimated useful lives of definite-lived intangibles, we consider the nature, competitive position, life cycle position, and historical and expected future operating cash flows of each acquired asset, as well as our commitment to support these assets through continued investment and legal infringement protection.

Goodwill and Indefinite-Lived Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter and during interim periods if triggering events have occurred to determine whether the carrying value exceeds the implied value. The fair value of reporting units is based on discounted projected cash flows, but we also consider factors such as comparable industry price multiples. We employ cash flow projections that we believe to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about the carrying values of the reported net assets of our reporting units. Many of our businesses closely follow changes in the industries and end-markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition, such as volume, price, service, product performance, and technical innovations, as well as estimates associated with cost improvement initiatives, capacity utilization, and assumptions for inflation and foreign currency changes. Actual results may differ from these estimates under different assumptions or conditions.

Note 2.   Use of Estimates (continued)

Accrued Expenses

We make estimates and judgments in establishing accruals as required under GAAP. Summarized in the table below are current accrued expenses at March 31, 2005 and December 31, 2004 (in thousands):

	March 31, 2005	December 31, 2004
	(Unaudited)	
Employee benefits	$ 14,399	$ 12,071
Warranty	4,572	5,880
Other(1)	9,345	10,175
	$ 28,316	$ 28,126

(1) Other consists of various items, including legal, interest and income taxes, none of which individually meet the threshold for separate disclosure.

Legal

It is our policy to accrue for estimated losses from legal actions or claims, including legal expenses, when events exist that make the realization of the losses or expenses probable and they can be reasonably estimated.

Self-Insurance

We are primarily self-insured for workers' compensation, automobile, product, general liability, and health costs, and we believe that we maintain adequate accruals to cover our retained liability. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. Management considers a number of factors, including third-party actuary valuations, when making these determinations. We maintain third party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts.

Warranty

In the normal course of business, we issue product warranties for specific product lines and provide for the estimated future warranty cost in the period in which the sale is recorded. We provide for the estimate of warranty cost based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. In addition, due to the seasonal fluctuations at certain of our businesses, the timing of warranty provisions and the usage of warranty accruals can vary period to period. We make adjustments to initial obligations for warranties as changes in the obligations become reasonably estimable. The following is an analysis of our product warranty accrual for the periods presented (in thousands):

KENDRO LABORATORY PRODUCTS

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Note 2.   Use of Estimates (continued)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004
	(Unaudited)	(Unaudited)	
Balance at beginning of year	$ 5,880	$ 4,537	$ 4,537
Acquisitions	–	–	292
Provisions	639	1,088	4,943
Usage	(1,827)	(1,186)	(4,065)
Other, net (a)	(120)	–	173
Balance at end of period	$ 4,572	$ 4,439	$ 5,880

(a) Primarily represents the effects of currency translation.

Income Taxes

We analyze the potential realization of deferred tax assets associated with net operating loss and credit carryforwards. When we believe that it is more likely than not that a net operating loss or credit carryforward may expire unused, we establish a valuation allowance against them.

Employee Benefit Plans

We have defined benefit plans in Germany that cover a significant portion of our salaried and hourly paid employees in that country. We derive pension expense from an actuarial calculation based on the defined benefit plans' provisions and management's assumptions regarding discount rate, rate of increase in compensation levels, and expected long-term rate of return on assets. Management determines the expected long-term rate of return on plan assets based upon historical actual asset returns and the expectations of asset returns over the expected period to fund participant benefits based on the current investment mix of our plans. Management sets the discount rate based on the yield of high quality fixed income investments, commonly defined as fixed income investments with at least a Moody's AA credit rating. The rate of increase in compensation levels is established based on management's expectations of current and foreseeable future increases in compensation. In addition, management also consults with independent actuaries in determining these assumptions. See Note 8 for more information. Further, certain of our U.S. employees participate in a defined benefit plan of the parent.

Note 3.   Acquisitions and Divestiture

We use acquisitions as a part of our strategy to acquire access to new technology, expand our geographical reach, penetrate new markets and leverage our existing product, market, manufacturing or technical expertise. Acquisitions and a divestiture in 2004 are described below.

Note 3. Acquisitions and Divestiture (continued)

All business acquisitions of the company have been accounted for using the purchase method of accounting and, accordingly, the combined statements of income include the results of each acquired business since the date of acquisition. The assets acquired and liabilities assumed are recorded at estimates of fair values as determined by management based on information available. We finalize the allocation of purchase price to the fair value of the assets acquired and liabilities assumed when we obtain information sufficient to complete the allocation, but in any case, within one year after acquisition.

In March 2004, we acquired H+P Labortechnik AG ("H+P"), a Germany-based manufacturer of clean air and containment facilities for hospitals, pharmaceutical, research, education, and general industrial applications, for $9.4 million. H+P had 2003 revenues of $14.6 million. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $0.1 million was allocated to goodwill.

In September 2004, we acquired Medical Air Technology Ltd. ("MAT"), a U.K.-based manufacturer of steam sterilizers, magnetic stirrers, and biosafe waste water sterilizers for the pharmaceutical, biotech, academic, and medical markets, for $12.7 million. MAT had 2003 revenues of $14.1 million. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $7.5 million was allocated to goodwill.

The components of the preliminary purchase price allocation for H+P and MAT are as follows as of December 31, 2004 (in thousands):

	H+P	MAT
Purchase Price:		
Cash paid	$ 9,355	$ 12,652
Cash acquired	(262)	–
	$ 9,093	$ 12,652
Allocation:		
Current assets	$ 6,672	$ 5,428
Property, plant, and equipment	484	658
Acquired intangible assets	5,332	5,420
Goodwill	112	7,482
Liabilities assumed	(3,507)	(6,336)
	$ 9,093	$ 12,652

Acquired intangible assets for H+P and MAT are as follows (in thousands):

	H+P	MAT
Trademarks	$ 3,488	$ 4,387
Patents	1,059	744
Other	785	289
	$ 5,332	$ 5,420

Note 3.   Acquisitions and Divestiture (continued)

Trademarks have an indefinite life and are not amortized. Patents are being amortized over 5-8 years and other intangible assets are being amortized over 3-5 years.

In addition to the acquisitions discussed above, in March 2004, we acquired a product line of protein crystallization lab automation equipment for $0.4 million. Revenues and assets of the product line were not material.

Pro forma results are not presented as our results in 2004 would not have differed materially had the acquisitions occurred at the beginning of 2004.

In November 2004, we sold the Carr BioProcessing product line for $3.2 million and recorded a pre-tax loss on the sale of $5.6 million which is included in special charges and other costs (income). Carr's revenues in 2004, through the date of sale, totaled $4.4 million.

Note 4.   Geographical Information

	Year Ended December 31, 2004
	(In thousands)
Geographical Information	
Revenues:	
United States	$ 163,582
Germany	66,582
England	27,723
Other	112,707
	$ 370,594

	December 31, 2004
	(In thousands)
Long-lived Assets:	
United States	$ 362,436
Germany	183,586
England	30,770
Other	3,673
	$ 580,465

Note 5.   Special Charges and Other Costs (Income)

We recorded net special charges of $11.6 million in 2004. These net special charges were primarily for a loss on the sale of a non-core product line, impairment of a building held for sale, and restructuring initiatives to consolidate manufacturing and sales facilities and reduce workforce.

The purpose of our restructuring initiatives is to improve future profitability, streamline operations, reduce costs, and improve efficiency. We estimate that we will achieve operating cost reductions in 2005 and beyond through reduced employee and manufacturing costs and other facility overhead.

The components of the charges have been computed based on actual cash payouts, our estimate of the realizable value of the affected assets and estimated exit costs, including severance and other employee benefits based on existing severance policies and local laws.

In 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," for all exit and disposal activities entered into after December 31, 2002. The standard requires us to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan as previously provided for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, plant closing or other exit or disposal activities. SFAS No. 146 has impacted the timing of recognition of certain restructuring costs by postponing the cost recognition beyond the plan commitment date.

Impairments of long-lived assets, including amortizable intangibles, which represent non-cash asset write-downs, are accounted for in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Typically, these non-cash asset write-downs arise from business restructuring decisions that lead to the disposition of assets no longer required in the restructured business. For these situations, we recognize a loss when the carrying amount of an asset exceeds the sum of the cash flows expected to result from the use and eventual disposition of the asset. Realization values for assets subject to impairment testing are determined primarily by management, taking into consideration various factors including third-party appraisals, quoted market prices or previous experience. If an asset remains in service at the decision date, the asset is written down to its fair value and the resulting net book value is depreciated over its remaining economic useful life. When we commit to a plan to sell an asset, including the initiation of a plan to locate a buyer and it is probable that the asset will be sold within one year based on its current condition and sales price, depreciation of the asset is discontinued and the asset is determined to be an asset held for sale. Upon the completion of a sale of a long-lived asset that was previously written down to net realizable value as part of a restructuring initiative, we recognize any gain on its sale as a reduction of special charges, to the extent of the previous write-down.

At December 31, 2004, a total of $0.3 million of restructuring liabilities remained on the combined balance sheet as shown below. We anticipate that the liabilities related to restructuring actions will be paid within one year from the period in which the action was initiated. The following table summarizes the restructuring accrual activity from December 31, 2003 through March 31, 2005 (in thousands):

Note 5.   Special Charges and Other Costs (Income) (continued)

	Employee Termination Costs	Facility Consolidation Costs	Total
Balance at December 31, 2003	$ 1,832	$ –	$ 1,832
Special and other charges	2,624	1,121	3,745
Cash payments	(4,115)	(1,121)	(5,236)
Balance at December 31, 2004	341	–	341
	(Unaudited)		
Special and other charges	21	–	21
Cash payments	(267)	–	(267)
Balance at March 31, 2005	$ 95	$ –	$ 95

The 2004 charges include $2.6 million of employee termination costs and $1.1 million of facility consolidation costs for a site in Connecticut that relocated to North Carolina. The 2004 special charges also include a $2.5 million writedown to estimated disposal value of the Connecticut facility and a $5.4 million net loss on the sale of assets, principally our Carr BioProcessing product line, which we sold for $3.2 million in November 2004.

Note 6.   Inventories

	March 31, 2005	December 31, 2004
	(In thousands)	
	(Unaudited)	
Finished goods	$ 22,503	$ 18,416
Work in progress	7,376	8,429
Raw materials and purchased parts	28,765	26,501
	$ 58,644	$ 53,346

Inventories include material, labor, and factory overhead costs and are reduced, when necessary, to estimated realizable values. All inventories are valued using the first-in, first-out ("FIFO") method.

Note 7.   Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets acquired through business combinations in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 clarifies the criteria in recognizing other intangible assets separately from goodwill in a business combination. SFAS No. 142 states goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not determined to have an indefinite life are amortized over their useful lives and assessed for impairment under the provisions of SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets".

Note 7.   Goodwill and Other Intangible Assets (continued)

The following table reflects the goodwill and intangible assets as of December 31, 2003 and the activity thereafter through December 31, 2004 (in thousands):

| | Unamortized | | Amortized | | |
	Goodwill	Trademarks/ Trade names	Patents	Other	Total
Gross Balance					
December 31, 2003 balance	$ 299,629	$ 48,761	$ 13,946	$ 2,076	$ 364,412
Acquisitions	7,965	7,875	2,173	1,090	19,103
Reclassification for 2003 acquisition	(1,775)	–	–	1,775	–
Currency translation	15,720	2,906	296	–	18,922
Disposal	(1,165)	–	(2,205)	–	(3,370)
Other	(230)	(143)	–	183	(190)
December 31, 2004 balance	$ 320,144	$ 59,399	$ 14,210	$ 5,124	$ 398,877
Accumulated Amortization					
December 31, 2003 balance			$ 3,375	$ 690	$ 4,065
Amortization			2,693	767	3,460
Currency translation			(44)	5	(39)
Disposal			(948)	–	(948)
December 31, 2004 balance			$ 5,076	$ 1,462	$ 6,538

Estimated amortization expense (in thousands):

For the year ended 2005	$ 2,537
For the year ended 2006	2,477
For the year ended 2007	2,334
For the year ended 2008	2,191
For the year ended 2009	1,741
For the year ended 2010 and thereafter	1,516
	$ 12,796

The decrease in goodwill that occurred in the first quarter of 2005 was due to currency translation. The decrease in intangible assets that occurred in the first quarter of 2005 was due to currency translation and amortization.

Consistent with the requirements of SFAS No. 142, the fair value of the company was based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about the carrying values of the reported net assets. Other considerations are also incorporated, including comparable industry price multiples. We consider estimates and judgments that affect the future cash flow projections including principal methods of competition such as volume, price, service, product performance, and technical innovations as well as estimates associated with cost improvement initiatives, capacity utilization, and assumptions for inflation and foreign currency changes. Any significant change in market conditions and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give rise to impairment in the period that the change becomes known.

KENDRO LABORATORY PRODUCTS

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Note 8.   Employee Benefit Plans

Stock-Based Compensation Plans

Under the parent's stock compensation plan, options to purchase the parent's common stock may be granted to our key employees in the form of incentive stock options or nonqualified stock options, vest ratably over three years and expire no later than 10 years from the date of grant. The option price per share may be no less than the fair market value of the parent's common stock on the date of grant. Upon exercise, the employee has the option to surrender previously owned shares at current value in payment of the exercise price and /or withholding tax obligations, and, subject to certain restrictions, may receive a reload option having an exercise price equal to the current market value for the number of shares so surrendered. The reload option expires at the same time that the exercised option would have expired.

The following table shows stock option activity for our employees from December 31, 2003 through December 31, 2004:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2003	292,168	$52.58
Exercised	(25,023)	39.69
Terminated	(44,929)	52.31
Options outstanding at December 31, 2004	222,216	$54.09

Options outstanding and exercisable held by our employees at December 31, 2004 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$38.57 – $40.00	85,548	7.6 years	$38.65	31,927	$38.79
48.44 – 50.43	27,500	5.2 years	48.48	27,166	48.45
52.75 – 69.43	109,168	6.5 years	67.60	78,700	66.89
$38.57 – $69.43	222,216	6.7 years	$54.09	137,793	$56.74

Restricted stock or restricted stock units may be granted to certain eligible employees in accordance with applicable equity compensation plan documents and agreements. Subject to participants' continued employment and other plan terms and conditions, the restrictions lapse and units vest over three years. The 2004 grants vest ratably.

Upon vesting, the restricted stock units are converted into shares of the parent's common stock and are free of any restrictions. In 2004, the parent issued 31,000 of restricted stock units to certain of our business leaders and other employees. Expense for restricted stock and restricted sock units is recognized over the vesting period in accordance with APB No. 25. Compensation expense associated with restricted stock unit awards totaled $0.4 million in 2004.

Note 8.   Employee Benefit Plans (continued)

Defined Contribution Retirement Plans

Under the parent's 401(k) savings plan eligible U.S. employees may voluntarily contribute up to 50% of their compensation into the plan and the parent matches a portion of the participating employees' contributions. The matching contributions are made in newly issued shares of the parent's common stock and are issued at the prevailing market price. The matching contributions vest with the employee immediately upon the date of the match and there are no restrictions on the resale of common stock held by employees.

Under the plan, the parent contributed 16,000 shares of its common stock to employee accounts in 2004. Compensation expense is recorded based upon the market value of the shares as the shares are contributed to employee accounts. We recorded $0.9 million in 2004 as compensation expense related to the matching contribution.

Defined Benefit Pension Plans

We have defined benefit pension plans in Germany covering employees there. The plans are unfunded, as permitted under the plans and applicable laws. Net periodic benefit costs for the plans in aggregate included the following components (in thousands):

| | Three Months Ended March 31, | | Year Ended December 31, |
| | 2005 | 2004 | 2004 |
	(Unaudited)	(Unaudited)	
Service Cost	$ 162	$ 150	$ 595
Interest Cost on Benefit Obligation	300	275	1,094
	$ 462	$ 425	$ 1,689

The activity under the defined benefit plans is as follows (in thousands):

	2004
Change in Benefit Obligation:	
Benefit obligation, beginning of year	$ 19,884
Service cost	595
Interest cost	1,094
Benefits paid	(340)
Actuarial loss	(491)
Currency translation	1,965
Benefit obligation, end of year	22,707
Funded Status	(22,707)
Unrecognized Net Actuarial Loss	(187)
Net Amount Recognized	$ (22,894)
Amounts Recognized in the Balance Sheet:	
Accrued pension liability	$ (22,894)
Intangible asset	–
Accumulated other comprehensive items	–
Net Amount Recognized	$ (22,894)

Note 8.   Employee Benefit Plans (continued)

Our defined benefit plans have projected benefit obligations and accumulated benefit obligations in excess of plan assets. The aggregate accumulated benefit obligations were $20.4 million at year-end 2004. The measurement date used to determine benefit information was December 31 for all plan assets and benefit obligations.

The weighted average rates used to determine the net periodic benefit costs and benefit obligations were as follows:

	2004
Discount Rate	5.5%
Rate of Increase in Salary Levels	2.8%

We do not expect to make contributions to our plans in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

2005	$ 388
2006	508
2007	582
2008	633
2009	707
2010-2014	5,488

We were allocated our share of expense related to the parent's U.S. based defined benefit plan. The expense totaled $0.1 million (unaudited) and $0.1 million (unaudited) for the three months ended March 31, 2005 and 2004, respectively and $0.3 million for the year ended December 31, 2004.

Note 9.   Income Taxes

The components of income before provision for income taxes are as follows (in thousands):

	Year Ended December 31, 2004
U.S.	$ 18,785
Non-U.S.	30,982
	$ 49,767

Note 9.   Income Taxes (continued)

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended December 31, 2004
Currently Payable:	
U.S.	$ 2,616
Non-U.S.	13,438
	16,054
Net Deferred (Prepaid):	
U.S.	422
Non-U.S.	(879)
	(457)
	$ 15,597

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory U.S. federal income tax rate of 35% to income before provision for income taxes due to the following (in thousands):

	Year Ended December 31, 2004
Provision for Income Taxes at Statutory Rate	$ 17,418
Increases (Decreases) Resulting From:	
Partnership income not subject to income taxes	(3,690)
Non-U.S. tax rate and tax law differential	1,716
Other, net	153
	$ 15,597

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2004
Deferred Tax Liability:	
Net operating loss and credit carryforwards	$ (1,659)
Intangibles recorded in acquisition	14,931
Other, net	(340)
	12,932
Valuation allowance	1,659
	$ 14,591

Note 9.   Income Taxes (continued)

We estimate the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provide a valuation allowance for deferred tax assets that we believe will more likely than not go unused.

At December 31, 2004, we had non-U.S. net operating loss carryforwards of $4.9 million. Use of the carryforwards is limited based on the future income of certain subsidiaries. Of the net operating loss carryforwards, $2.1 million expire in the years 2005 through 2009, and the remainder do not expire.

A provision has not been made for U.S. or additional non-U.S. taxes on undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because we plan to keep these amounts permanently reinvested overseas.

Note 10.   Financial Instruments

Fair Value Financial Assets and Liabilities

The carrying amount of cash and equivalents and receivables reported on the combined balance sheets approximates fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and temporary investments and trade accounts receivable. Cash and temporary investments are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions. Concentrations of credit risk arising from trade accounts receivable are due to selling to a large number of customers in a particular industry. We perform ongoing credit evaluations of our customers' financial conditions and obtain collateral or other security when appropriate. No one customer accounts for more than 10% of our revenues.

Note 11.   Commitments and Contingencies

Operating Leases

We lease portions of our office and operating facilities under various operating lease arrangements. Net income includes expense for operating leases of $3.1 million in 2004. Future minimum payments due under noncancellable operating leases at December 31, 2004, are $5.2 million in 2005, $3.6 million in 2006, $2.8 million in 2007, $1.5 million in 2008, $0.8 million in 2009, and $1.1 million in 2010 and thereafter. Total future minimum lease payments are $15.0 million.

Rent expense totaled $1.5 million (unaudited) in the three months ended March 31, 2005. Future minimum lease commitments at March 31, 2005, did not differ materially from the amounts detailed above except that for the remainder of 2005, future commitments totaled $3.7 million (unaudited).

KENDRO LABORATORY PRODUCTS

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Note 11. Commitments and Contingencies (continued)

Purchase Obligations

At December 31, 2004, we had outstanding noncancellable purchase obligations, principally for inventory purchases, totaling $2.3 million, approximately half of which will be settled in 2005 and the remainder will be settled in 2006 and 2007.

Letters of Credit and Guarantees

Outstanding letters of credit totaled $4.5 million at December 31, 2004. The expiration of these credits and guarantees ranges through 2008.

Outstanding surety bonds totaled $0.2 million at December 31, 2004.

The letters of credit and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee, or surety bond if the applicable business unit does not perform as contractually required.

Self-Insurance

We are primarily self-insured for workers' compensation, automobile, product and general liability, and health costs, and we believe that we maintain adequate accruals to cover our retained liability. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. Management considers a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts.

Note 12. Related Party Transactions and Parent's Investment

Sales to Related Parties

Net sales to related companies for the three month ended March 31, 2005 (unaudited) and March 31, 2004 (unaudited) were $0.1 million and $0.1 million, respectively, and were $0.3 million for the year ended December 31, 2004.

Receivables/Payables from/to Related Parties

Receivables/payables from/to related companies consist of balances pertaining to sales/purchases of goods and services in the ordinary course of business between the company and other subsidiaries of the parent, excluding the parent's corporate office.

Note 12. Related Party Transactions and Parent's Investment (continued)

Loans to/from Parent

We had a $120 million loan to the parent bearing interest at the prime rate plus 1.5% (5.75% at December 31, 2004). The note was due on demand, however, we had agreed not to seek repayment within a year and, accordingly, the note was classified as long-term in the accompanying combined balance sheet. Interest received from the parent totaled $2.0 million and $1.6 million for the three months ended March 31, 2005 (unaudited) and 2004 (unaudited), respectively, and $6.7 million for the year ended December 31, 2004.

We had a $6.5 million demand loan payable to the parent bearing interest at the prime rate plus 1% (5.25% at December 31, 2004). The note was due on demand, however, the parent had agreed not to seek repayment within a year and, accordingly, the note was classified as long-term in the accompanying balance sheet. Interest expense associated with this note totaled $0.1 million and $0.1 million for the three months ended March 31, 2005 (unaudited) and 2004 (unaudited), respectively, and $0.3 million for the year ended December 31, 2004.

Immediately prior to the sale of the company to Thermo Electron, these notes were offset against one another and the net receivable was distributed to the parent.

Transfer From / (To) Parent

We receive cash and other asset contributions from and send cash and other asset distributions to the parent. Net transfers from (to) parent are recorded in the parent's net investment account and are as follows (in thousands):

	March 31, 2005	December 31, 2004
	(Unaudited)	
Cash transfers, net	$ (8,883)	$ (18,422)
Payroll and benefit expenses	3,357	15,222
Freight expense	2,218	8,356
Insurance expense	1,975	6,784
Receivables	–	(5,661)
Interest income/expense	(1,897)	(5,223)
Professional fees	782	3,647
Other	(71)	1,329
	$ (2,519)	$ 6,032

Corporate Overhead Expenses and Services

Specifically identifiable administrative services and expenses incurred by the company in the normal course of business, such as external legal fees, audit fees, risk insurance premiums, certain employee benefit costs, and other items were originally recorded by the parent. The costs associated with these services and expenses are allocated back to us from the parent. These allocated expenses are included in the accompanying combined statement of income, and were $8.2 million and $9.5 million for the three months ended March 31, 2005 (unaudited) and 2004 (unaudited), respectively, and $36.8 million for the year ended December 31, 2004.

Note 13. Unaudited Quarterly Information

	2004			
	First	Second	Third	Fourth
	(In thousands)			
Revenues	$ 83,633	$ 87,289	$ 92,047	$107,625
Gross Profit	33,602	34,612	37,615	37,071
Net Income	9,227	9,814	10,383	4,746

Exhibit 99.5

THERMO ELECTRON CORPORATION

Unaudited Pro Forma Condensed Combined Financial Statements

On May 9, 2005, Thermo Electron Corporation (the "company") acquired the stock of certain businesses and assets that collectively comprise the Kendro Laboratory Products ("Kendro") division of SPX Corporation. The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the completed acquisition, which was accounted for using the purchase method of accounting.

The unaudited pro forma condensed combined balance sheet as of April 2, 2005, and the unaudited pro forma condensed combined statements of income for the three months ended April 2, 2005 and the year ended December 31, 2004, are presented herein. The unaudited pro forma condensed combined balance sheet gives effect to the acquisition as if it had been completed on April 2, 2005, and combines the unaudited condensed balance sheets of the company and Kendro. The unaudited pro forma condensed combined statement of income for the three months ended April 2, 2005 and the year ended December 31, 2004 combines the historical results of the company and Kendro and gives effect to the acquisition as if it had occurred on January 1, 2004.

The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the events described above occurred as of the dates indicated or what such financial position or results would be for any future periods. The unaudited pro forma condensed combined financial statements, and the accompanying notes, are based upon the respective historical consolidated and combined financial statements of the company and Kendro, and should be read in conjunction with the historical financial statements and related notes of the company contained in the company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005, and Annual Report on Form 10-K for the year ended December 31, 2004, as well as the historical combined financial statements and related notes of Kendro, which are attached as Exhibit 99.4 to the company's Current Report on Form 8-K/A (Amendment No. 1) filed on July 22, 2005.

THERMO ELECTRON CORPORATION

Unaudited Pro Forma Condensed Combined Balance Sheet
April 2, 2005

(In thousands)

	Thermo Electron, As Reported	Kendro, As Reported	Pro Forma Adjustments		Pro Forma Combined
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 351,560	$ 5,364	$ (334,319)	(A)	$ 22,605
Short-term available-for-sale investments	177,043	–	–		177,043
Accounts receivable, net	458,558	63,390	–		521,948
Related-party receivable	–	1,700	(1,700)	(G)	–
Inventories	345,605	58,644	12,147	(F)	416,396
Deferred tax assets	91,558	–	(2,463)	(J)	89,095
Other current assets	61,294	10,510	(4,887)	(H)	66,917
	1,485,618	139,608	(331,222)		1,294,004
Property, Plant and Equipment, Net	238,030	63,098	3,254	(I)	304,382
Note Receivable from SPX	–	120,000	(120,000)	(G)	–
Acquisition-related Intangible Assets	166,305	70,116	(70,116)	(C)	496,737
			330,432	(D)	
Other Assets	159,171	2,561	–		161,732
Goodwill	1,505,339	310,570	(310,570)	(C)	1,953,098
			447,759	(D)	
	$ 3,554,463	$ 705,953	$ (50,463)		$ 4,209,953

Unaudited Pro Forma Condensed Combined Balance Sheet (continued)
April 2, 2005

(In thousands)

	Thermo Electron, As Reported	Kendro, As Reported	Pro Forma Adjustments		Pro Forma Combined
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Short-term obligations and current maturities of long-term obligations	$ 15,500	$ 331	$ 259,000	(B)	$ 274,831
Accounts payable	123,692	25,655	–		149,347
Accrued payroll and employee benefits	69,018	14,399	–		83,417
Accrued income taxes	30,908	1,062	–		31,970
Deferred revenue	90,628	5,750	–		96,378
Other accrued expenses	177,600	12,855	–		190,455
Current liabilities of discontinued operations	41,173	–	–		41,173
	548,519	60,052	259,000		867,571
Deferred Income Taxes	14,066	14,082	48,193	(J)	76,341
Other Long-term Liabilities	91,458	24,163	–		115,621
Note Payable to SPX	–	6,522	(6,522)	(G)	–
Long-term Obligations:					
Senior notes	133,681	–	250,000	(B)	383,681
Subordinated convertible obligations	77,234	–	–		77,234
Other	12,812	–	–		12,812
	223,727	–	250,000		473,727
Shareholders' Equity:					
Common stock	180,433	–	–		180,433
Capital in excess of par value	1,392,143	–	–		1,392,143
Retained earnings	1,430,113	–	–		1,430,113
Treasury stock at cost	(437,315)	–	–		(437,315)
Deferred compensation	(4,873)	–	–		(4,873)
Accumulated other comprehensive items	116,192	81,748	(81,748)	(K)	116,192
Parent company investment	–	519,386	(519,386)	(K)	–
	2,676,693	601,134	(601,134)		2,676,693
	$ 3,554,463	$ 705,953	$ (50,463)		$ 4,209,953

See accompanying notes to unaudited pro forma condensed combined financial statements.

THERMO ELECTRON CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Income
Three Months Ended April 2, 2005

(In thousands except per share amounts)

	Thermo Electron, As Reported	Kendro, As Reported	Pro Forma Adjustments		Pro Forma Combined
Revenues	$ 559,208	$ 93,860	$ –		$ 653,068
Costs and Operating Expenses:					
Cost of revenues	299,974	55,422	27	(I)	355,423
Selling, general and administrative expenses	163,501	19,196	(519)	(C)	198,700
			16,522	(D)	
Research and development expenses	36,328	3,032	–		39,360
Restructuring and other income, net	(271)	(23)	–		(294)
	499,532	77,627	16,030		593,189
Operating Income	59,676	16,233	(16,030)		59,879
Interest Income	3,336	2,130	(1,939)	(A)	1,530
			(1,997)	(G)	
Interest Expense	(3,155)	(133)	(5,091)	(B)	(8,278)
			101	(G)	
Other Income, Net	3,123	3	–		3,126
Income from Continuing Operations Before Provision for Income Taxes	62,980	18,233	(24,956)		56,257
Provision for Income Taxes	(17,397)	(4,447)	6,040	(L)	(15,804)
Income from Continuing Operations	$ 45,583	$ 13,786	$ (18,916)		$ 40,453
Earnings per Share from Continuing Operations:					
Basic	$ .28				$ .25
Diluted	$ .28				$ .25
Weighted Average Shares:					
Basic	160,957				160,957
Diluted	164,730				164,730

See accompanying notes to unaudited pro forma condensed combined financial statements.

THERMO ELECTRON CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Income
Year Ended December 31, 2004

(In thousands except per share amounts)

	Thermo Electron, As Reported	Kendro, As Reported	Less: Bio-Processing	Pro Forma Adjustments		Pro Forma Combined
Revenues	$ 2,205,995	$ 370,594	$ 4,416	$ –		$ 2,572,173
Costs and Operating Expenses:						
Cost of revenues	1,191,516	227,694	4,054	(169)	(H)	1,415,095
				108	(I)	
Selling, general and administrative expenses	626,458	76,582	2,147	(3,460)	(C)	763,519
				66,086	(D)	
Research and development expenses	134,680	11,005	377	–		145,308
Restructuring and other costs, net	15,829	11,566	–	(5,561)	(E)	21,834
	1,968,483	326,847	6,578	57,004		2,345,756
Operating Income	237,512	43,747	(2,162)	(57,004)		226,417
Interest Income	9,021	7,048	–	(6,620)	(A)	2,774
				(6,675)	(G)	
Interest Expense	(10,979)	(787)	–	(20,365)	(B)	(31,794)
				337	(G)	
Other Income (Expense), Net	23,665	(241)	–	–		23,424
Income from Continuing Operations Before Provision for Income Taxes	259,219	49,767	(2,162)	(90,327)		220,821
Provision for Income Taxes	(40,852)	(15,597)	–	28,553	(L)	(27,896)
Income from Continuing Operations	$ 218,367	$ 34,170	$ (2,162)	$ (61,774)		$ 192,925
Earnings per Share from Continuing Operations:						
Basic	$ 1.34					$ 1.18
Diluted	$ 1.31					$ 1.16
Weighted Average Shares:						
Basic	163,133					163,133
Diluted	167,641					167,641

See accompanying notes to unaudited pro forma condensed combined financial statements.

THERMO ELECTRON CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheet of the company as of April 2, 2005, and Kendro as of March 31, 2005. The unaudited pro forma condensed combined statements of income were prepared using the historical statements of income of the company for the three months ended April 2, 2005, and for the year ended December 31, 2004, and of Kendro for the three months ended March 31, 2005, and for the year ended December 31, 2004.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2004, was adjusted to exclude the operating results of Kendro's Carr BioProcessing ("BioProcessing") product line, which was sold by Kendro in November 2004.

2. Acquisition Financing

The purchase price for Kendro was $833.5 million in cash, net of cash acquired, subject to a post-closing adjustment. The company initially funded the purchase price for the acquisition with cash on hand and $570 million in proceeds under a 364-day senior unsecured revolving credit facility. Subsequently, the company paid down $61 million of the revolving credit facility with cash. The company refinanced the remaining balance of the revolving credit facility using a combination of short- and long-term debt instruments. As of July 6, 2005, the debt instruments in place to finance the acquisition consisted of $250 million aggregate principal amount of 5% Senior Notes due 2015, $80 million of short-term money market loans and $179 million of short-term borrowings under a revolving credit facility in Europe.

3. Purchase Price Allocation

The unaudited pro forma condensed combined financial statements reflect a purchase price of $833.5 million, net of cash acquired, plus $3.75 million of estimated transaction costs. The purchase price is subject to a post-closing balance sheet adjustment. The cash paid to SPX for Kendro initially consisted of $833.5 million plus $8.7 million for bank cash balances at the closing date. At that date, Kendro had a book cash balance of $2.6 million, reflecting checks written immediately prior to the closing. The difference between the bank cash and book cash at the acquisition date will be reimbursed to the company through the post-closing adjustment process.

The allocation of the purchase price was based on estimates of the fair value of the net assets acquired and is subject to adjustment upon finalization of the purchase price allocation. The Company is in the process of obtaining real estate appraisals for owned facilities. Adjustments to the fair value of Kendro's fixed assets could result. The company is evaluating potential restructuring actions that may be undertaken at Kendro or within existing businesses with which Kendro is being integrated. Such actions may include rationalizing product lines, consolidation of facilities and reductions in staffing levels. The company will record the cost of restructuring actions at Kendro as an increase to goodwill when decisions are made as to the extent of such actions. Costs of restructuring actions at existing businesses will be recorded to expense. The company expects to finalize its restructuring plan no later than one year following completion of the Kendro acquisition.

3.   Purchase Price Allocation (continued)

The components of the preliminary purchase price allocation are as follows (in thousands):

Purchase Price:

Cash paid	$ 842,200
Cash acquired	(2,631)
Estimated transaction costs	3,750
	$ 843,319

Allocation:

Current assets	$ 139,493
Property, plant and equipment	67,305
Acquired intangible assets	330,432
Goodwill	444,365
Other assets	2,591
Other liabilities	(140,867)
	$ 843,319

Differences between the above allocation and the March 31, 2005 combined condensed pro forma balance sheet reflect changes in Kendro's balance sheet between March 31, 2005 and May 9, 2005.

Acquired intangible assets are as follows (in thousands):

	Estimated Fair Value	Amortization Period
Customer Relationships	$287,355	5 years
Product Technology	43,077	5 years
	$330,432	

4.   Pro Forma Adjustments

The following pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained:

(A)   To record the cash paid for the acquisition and to record the related estimated decrease in interest income earned.

(B)   To record the $250 million aggregate principal amount of 5% Senior Notes due 2015, the $80 million of short-term money market loans, the $179 million of short-term borrowings under a revolving credit facility in Europe and related interest expense.

(C)   To eliminate Kendro's existing goodwill and intangible assets, and amortization of the intangible assets.

(D)   To record goodwill and acquired intangible assets, and amortization of the intangible assets.

(E)   To eliminate the loss recorded by Kendro on its sale of the BioProcessing product line.

(F)   To adjust Kendro's inventory to fair value. The cost of sales impact of the write-up of inventory to fair value has been excluded as it is a non-recurring item.

(G)   To remove intercompany balances receivable from or payable to Kendro's parent company that were excluded as part of the purchase agreement, and related interest income and expense.

THERMO ELECTRON CORPORATION

4.   Pro Forma Adjustments (continued)

(H)   To remove the net book value of the BioProcessing facility land and building that were not included in the acquisition and to remove the depreciation expense recorded for this facility through April 2004. Subsequent to April 2004, this facility was held for sale by Kendro and, as a result, was no longer depreciated and was classified as a current asset.

(I)   To adjust Kendro's property, plant and equipment to fair value and record the related depreciation.

(J)   To record deferred tax liabilities related to identified intangible assets and inventory adjustments, where required.

(K)   To remove the historical equity accounts of Kendro.

(L)   To record a tax provision on the income earned by Kendro's U.S. operations which operated substantially within a partnership structure, and accordingly, were not subject to income taxes and to record a tax benefit on pro forma adjustments to income.